FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

July 24, 2007

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

July 24, 2007, - Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) Grandview is pleased to announce an amendment to its Option Agreement (the “Agreement”) with EMCO Corporation SA (“EMCO”) extending the option period by an additional year through to August 31, 2008.

Under the terms of the Agreement, Grandview will increase exploration expenditures required from CAD $250,000 to $500,000 and incur the expenses on or before August 31, 2008. In addition, the Company will issue 100,000 common shares in the capital of Grandview, subject to approval of the Toronto Stock Exchange.

Grandview President and CEO Paul Sarjeant initiated the extension with a view to optimizing the Company’s Canadian exploration funds. “The nature of the Bonanza drill target area is such that ice drilling presents the more economical option. Our exploration team felt it would be in the best interest of our shareholders to schedule diamond drilling for this coming winter season when we can position the rig overtop of the targets thereby reducing drill time and expense,” says Sarjeant. “Exploring year-round is a cost-effective option for a resource company like ours with several projects at various latitudes and at various stages of development.”

Grandview has considerable interests in the prolific Red Lake Mining District, known to be Canada’s richest. The Company has an option to earn 60% interest in the 10 claim Sanshaw-Bonanza property located on the Red Lake Mine Trend in the Red Lake Mining District, approximately five kilometers southwest of Goldcorp’s Red Lake Mine. The Red Lake Mine is one of the richest, lowest cost production gold mines in the world with annual production of 600,000 ounces gold and over 11 million ounces produced to date. The Red Lake Mining District has produced over 30 million ounces of gold worth USD$20 billion at today’s prices.

Also in the Red Lake District and in close proximity to Goldcorp’s Red Lake Mine, Grandview holds 100% interest in eight claims covering 60 hectares. The Company holds an option to earn 51% interest in Fronteer Development Group’s mid-stage Dixie Lake Project located about 16 miles south of the Red Lake Mine. Grandview is mid-way through its 2007 season diamond drilling program at Dixie Lake and initial assay results will be released in the coming weeks.

Grandview Gold Inc.

Given how prominently Red Lake figures in the Grandview portfolio, the Sanshaw-Bonanza extension is a positive development. “We are pleased to have negotiated this extension as we believe the Bonanza Property is a key part of our Red Lake strategy,” concludes Sarjeant.

Item 5.	Full Description of Material Change

July 24, 2007, - Toronto, Ontario – Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) (“Grandview” or the “Company”) Grandview is pleased to announce an amendment to its Option Agreement (the “Agreement”) with EMCO Corporation SA (“EMCO”) extending the option period by an additional year through to August 31, 2008.

Under the terms of the Agreement, Grandview will increase exploration expenditures required from CAD $250,000 to $500,000 and incur the expenses on or before August 31, 2008. In addition, the Company will issue 100,000 common shares in the capital of Grandview, subject to approval of the Toronto Stock Exchange.

Grandview President and CEO Paul Sarjeant initiated the extension with a view to optimizing the Company’s Canadian exploration funds. “The nature of the Bonanza drill target area is such that ice drilling presents the more economical option. Our exploration team felt it would be in the best interest of our shareholders to schedule diamond drilling for this coming winter season when we can position the rig overtop of the targets thereby reducing drill time and expense,” says Sarjeant. “Exploring year-round is a cost-effective option for a resource company like ours with several projects at various latitudes and at various stages of development.”

Grandview has considerable interests in the prolific Red Lake Mining District, known to be Canada’s richest. The Company has an option to earn 60% interest in the 10 claim Sanshaw-Bonanza property located on the Red Lake Mine Trend in the Red Lake Mining District, approximately five kilometers southwest of Goldcorp’s Red Lake Mine. The Red Lake Mine is one of the richest, lowest cost production gold mines in the world with annual production of 600,000 ounces gold and over 11 million ounces produced to date. The Red Lake Mining District has produced over 30 million ounces of gold worth USD$20 billion at today’s prices.

Also in the Red Lake District and in close proximity to Goldcorp’s Red Lake Mine, Grandview holds 100% interest in eight claims covering 60 hectares. The Company holds an option to earn 51% interest in Fronteer Development Group’s mid-stage Dixie Lake Project located about 16 miles south of the Red Lake Mine. Grandview is mid-way through its 2007 season diamond drilling program at Dixie Lake and initial assay results will be released in the coming weeks.

Given how prominently Red Lake figures in the Grandview portfolio, the Sanshaw-Bonanza extension is a positive development. “We are pleased to have negotiated this extension as we believe the Bonanza Property is a key part of our Red Lake strategy,” concludes Sarjeant.

Grandview is a gold exploration company focused on creating value for shareholders by applying advanced geology, geochemical and geophysical science to reduce exploration and development costs at numerous high-grade gold properties in major gold camps of North America, including Nevada’s Carlin Trend, Ontario Red Lake Gold District and Manitoba’s emerging Rice Lake District.

Grandview Gold Inc.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 30th day of July 2007

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.